Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of MainSource Financial Group, Inc. (No. 33-45395) of our reports, dated February 10, 2006, on the consolidated financial statements of MainSource Financial Group, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and with respect to MainSource Financial Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the Annual Report on Form 10-K of MainSource Financial Group, Inc.

Crowe Chizek and Company LLC

March 9, 2006

Indianapolis, Indiana